                                                               Filed Pursuant to
                                                         Rules 424(b)(3) and (c)
                                                              File No. 333-41625

                PROSPECTUS SUPPLEMENT NO. 3 DATED OCTOBER 4, 1999
                      TO PROSPECTUS DATED FEBRUARY 19, 1998

                         BOLDER TECHNOLOGIES CORPORATION

             336,200 SHARES OF SERIES A CONVERTIBLE PREFERRED STOCK,
                AN INDETERMINATE NUMBER OF SHARES OF COMMON STOCK
                        ISSUABLE UPON CONVERSION THEREOF
                                       AND
           UP TO 453,870 SHARES OF COMMON STOCK ISSUABLE AS DIVIDENDS
                   ON THE SERIES A CONVERTIBLE PREFERRED STOCK


         This Prospectus Supplement should be read in conjunction with the Prospectus dated February 19, 1998 (the "Prospectus"). The table on pages 17 and 18 of the Prospectus setting forth information regarding the Selling Stockholders is superseded by the following table:

                              SELLING STOCKHOLDERS

         The following table sets forth the names of the Selling Stockholders, the number of shares of Series A Preferred Stock and Common Stock owned beneficially by such Selling Stockholders as of September 30, 1999 and the number which may be offered pursuant to this Prospectus. This information is based upon information provided by the Selling Stockholders. Because the Selling Stockholders may offer all, some or none of their Shares, no definitive estimate as to the number of shares thereof that will be held by the Selling Stockholders after such offering can be provided.








                                       1.


                                                          Number of
                                                          Shares of                                   Number of
                                                           Series A                                   Shares of
                                Shares of Series A     Preferred Stock                               Common Stock
                                 Preferred Stock        Being Offered     Shares of Common Stock    Being Offered
Name of Selling Stockholder    Beneficially Owned         Hereby (1)      Beneficially Owned (2)    Hereby(1)(2)(3)
---------------------------- ----------------------    ----------------- -----------------------   ----------------
                               Number      Percent                        Number       Percent
                             ------------ ---------                      ------------ ----------
Commingled Pension Trust         140,000       41.6%            140,000      582,448         4.7%           582,448
Fund (Multi-Market Special
Investment Fund II) of
Morgan Guaranty Trust Co.
of New York

Heartland Value Plus Fund         85,000       25.3%             85,000      283,333         2.3%           283,333

Aon Advisors, Inc. (4)            40,000       11.9%             40,000      171,412         1.4%           166,412

The Alfred P. Sloan               30,000        8.9%             30,000      124,810         1.0%           124,810
Foundation

Multi-Market Special              30,000        8.9%             30,000      124,810         1.0%           124,810
Investment Trust Fund of
Morgan Guaranty Trust Co.
of New York

Banque SCS Alliance               11,200        3.3%             11,200       42,774            *            42,774

*        Represents less than 1%.

(1) While the Selling Stockholders have not expressed a specific intention as to the number of shares of Series A Preferred Stock or Common Stock to be sold, the table shows the beneficial ownership that would result if all Shares were sold.

(2) Comprises the shares of Common Stock into which the Series A Preferred Stock held by such Selling Stockholders are convertible at the initial conversion rate. Also includes the shares of Common Stock otherwise owned by such Selling Stockholders, if any. Does not include the shares of Common Stock issuable as future dividends on the Series A Preferred Stock, although the resale of such shares is being registered hereunder. The conversion rate and the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock are subject to adjustment under certain circumstances. See "Description of Capital Stock." Accordingly, the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock may increase or decrease from time to time.

(3) Assumes conversion into Common Stock of the full amount of Series A Preferred Stock held by the Selling Stockholders at the initial conversion rate and the offering of such shares by the Selling Stockholders pursuant to this Prospectus. The conversion rate and the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock is subject to adjustment under certain circumstances. See "Description of Capital Stock". Accordingly, the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock may increase or decrease from time to time. Fractional shares will not be issued upon conversion of the Series A Preferred Stock; rather, cash will be paid in lieu of fractional shares, if any.

(4)      Held by Wachovia Bank, N.A.


                                       2.

         Because the Selling Stockholders may, pursuant to this Prospectus, offer all or some portion of the Series A Preferred Stock and Common Stock they presently hold or, with respect to Common Stock, have the right to acquire upon conversion of such Series A Preferred Stock or as a dividend on such Series A Preferred Stock, no estimate can be given as to the amount of the Series A Preferred Stock and Common Stock that will be held by the Selling Stockholders upon termination of any such sales. In addition, the Selling Stockholders identified above may have sold, transferred or otherwise disposed of all or a portion of their Series A Preferred Stock and Common Stock since the date on which they provided the information regarding their Series A Preferred Stock and Common Stock, in transactions exempt from the registration requirements of the Securities Act. See "Plan of Distribution".







                                       3.